Psilothera, Inc.

PSILOTHERA

ANNUAL REPORT

PO Box 13098

Lahaina, HI 96761

0

https://www.psilothera.com/

This Annual Report is dated April 27, 2022.

BUSINESS

Description of Business

Psilothera, Inc. is a pioneering Mental Health Care & Life Sciences Company focused on developing psychedelic based therapeutics for Depression, Anxiety, PTSD, Addiction, Eating Disorders and Cognitive Diseases.

Treatment Focus- Veterans, 1st Responders & Treatment Resistant Patients.

The Company Platform Business Model includes Drug & Nutraceutical Development, Tele-Health Online Platform & Wellness Clinics and Healing Retreats.

Previous Offerings

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

PsiloThera, Inc. is a pre-revenue developmental stage. Mental Healthcare & Life Sciences company that in early stages shall rely on investment capital and not revenue as a means to continue operations of the Company for the foreseeable future.

PsiloThera is deploying its team to develop its mental healthcare platform strategy.

Throughout this past year the company has evolved its business model to reflect its strategy and leveraging opportunities within the marketplace and shall expect ongoing model changes as we proceed.

The Company Healthcare Platform consists of:
- Discovery and development of novel fungi, psilocybin and psychedelic compounds for drug and nutraceutical development
- Tele Health Mental Health Platform.
-Wellness Clinics and Healing Retreats.

The company has entered into preliminary agreements with others biotech and Technology companies such as PsyRX and PolarisQB to assist with Psilothera's. Drug Discovery Platform strategy.

The Company has filed a U.S. Patent on its Proprietary Therapuetic Process and Tele-MentalHealth Therapeutic Online Platform.

Our Fungi Research & Development Labs shall focus on (20) species of Psilocybe Cubensis and Medicinal Varietals.

We shall launch our Drug Discovery platform using Quantum Technology - Artificial Intelligence (AI), and Machine Learning (ML) to synthesize molecules to hopefully lead to a discovery as soon as we are able.

Foreseeable major expenses based on projections:

Based on the Company's projections we foresee the major pre revenue expenses will be the following areas : (1) Drug & Formulation Development; (2) Tele-Health Therapeutic Platform Development; (3) Fungi Grow & Lab Launch; and (4) Psilothera Wellness Clinics and Healing Centers.

Future operational challenges:

Some future operational challenges that the Company foresees will be Regulatory & Licensing as well as Drug Development.

Future challenges related to capital resources:

Early on, the Company will not much have Cash Flow or revenue from Nutracuetical Sales and Licensing. Drug & Formulation Development can, unfortunately, take longer than expected and there can be unforeseen expenses caused by delays in this process.

Future milestones and events:

We project that PsiloThera's potential discovery of a new and novel compound leading the company to proceed withFDA breakthrough Therapy Designation Application. This initial and later Approval is critical to the success of the Company as well as

Our goals & initiatives include:

- Launching the PsiloThera Fungi Grow.

-Launching Drug Development Process

- Launching Nutraceutical Line Production.

- Launching the PsiloThera Tele-Health Therapeutic Platform.

Launching Clinics & Healing Retreats.

- Closing Important Strategic Alliances, Licensing and Partnerships

- PsiloThera -Obtaining Licensing Approval for Psilocybin Grow, Cultivation, Therapy, Prescriptions and Dispensing.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $2,292.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Partner Advisors
Amount Owed: $40,000.00
Interest Rate: 10.0%
Maturity Date: June 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors & Officers

Name: John Patrick Atanasio, Sr.

John Patrick Atanasio, Sr.'s current primary role with the Issuer is Chairman & CEO.

Positions and offices currently held with the issuer:

Position: Chairman & CEO
Dates of Service: September 08, 2020 - Present
Responsibilities: Management Oversight of Company.

Other business experience in the past three years:

Employer: Tattoo Tequila, Inc.
Title: CEO
Dates of Service: May 27, 2011 - Present
Responsibilities: Managerial Oversight of Company.

Employer: Big Island Chocolate Company, Inc
Title: CEO
Dates of Service: December 01, 2019 - Present
Responsibilities: Managerial Oversight of Company.

Employer: Skull + Monarch, Inc.
Title: CEO
Dates of Service: December 01, 2018 - Present
Responsibilities: Managerial Oversight of Company.

Employer: Karmana Global, Inc.
Title: CEO
Dates of Service: December 01, 2018 - Present
Responsibilities: Managerial Oversight of Company

Employer: HV Global Marketing Corporation
Title: Sales Advisor
Dates of Service: November 01, 2019 - November 01, 2020, March 2022-Present.
Responsibilities: Sales.

Employer: The Enlightenment Project Inc.
Title: CEO
Dates of Service: November , 2018 - Present
Responsibilities: Managerial Oversight of Company.

Employer: ARTLUV Corp.
Title: CEO
Dates of Service: December 01, 2018 - Present
Responsibilities: Managerial Oversight of Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders

Title of class: Common Stock
Stockholder Name: John Patrick Atanasio, Sr.
Amount and nature of Beneficial ownership: 4,500,000
Percent of class: 45.0

Title of class: Common Stock
Stockholder Name: Charles John Atanasio, Jr.
Amount and nature of Beneficial ownership: 1,600,000
Percent of class: 16 %

Title of class: Common Stock
Stockholder Name: Holly Scott
Amount and nature of Beneficial ownership: 1,600,000
Percent of class: 16%

RELATED PARTY TRANSACTIONS

Related Party Transactions
During 2021 the Company's shareholders granted loans to the Company in the total amount of $40,000 with 10% interest per annum. No agreement was put in place for the loans and no maturity dates were set. The entire debt has been classified as current as it can be called back at any time.
There were no other related party transactions.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each Share shall provide for one (1) vote.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Psilothera, Inc.

By   /s/ _John Patrick Atanasio, Sr._

     Name: Psilothera, Inc

     Title: Chairman & CEO

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, John Patrick Atanasio, Sr., Principal Executive Officer of Psilothera, Inc., hereby certify that the financial statements of Psilothera, Inc. included in this Report are true and complete in all material respects.

John Patrick Atanasio, Sr.

Chairman & CEO